March 7, 2005	Three Embarcadero Center Seventh Floor San Francisco, CA 94111-4024 Telephone 415.434.1600 Facsimile 415.217.5910 www.howardrice.com

Ms. Barbara C. Jacobs

Mr. Mark P. Shuman

Mr. Hugh Fuller

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street N.W., Mail Stop 4-6

Washington, D.C. 20549-0001

Re:	PalmSource, Inc.
Registration Statement on Form S-3 (File No. 333-122572)
filed February 4, 2005 and Forms 10-K filed August 20, 2004
and 10-Q filed January 10, 2005 (File No. 0-50402)

Dear Ms. Jacobs and Messrs. Shuman and Fuller:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 3, 2005 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form S-3 of PalmSource, Inc. (the “Registrant”) filed February 4, 2005 (the “Registration Statement”) and Forms 10-K filed August 20, 2004 and 10-Q filed January 10, 2005.

Set forth below are responses to the Staff’s comments.

Form 10-K

Form 10-Q

Controls and Procedures

1. Staff Comment: We note that your disclosure of the Chief Executive Officer’s and the Chief Financial Officer’s opinions contains language effectively stating that no system of controls and procedures can be totally effective. Please advise us whether these officers concluded that the disclosure controls and procedures provided reasonable assurances as to effectiveness. Additionally, confirm that in any future Item 307 disclosure that contains disclaimers as to effectiveness of disclosure controls and procedures systems generally, such as your statement that “no matter how well designed and operated [a system of internal controls and procedures] cannot provide absolute assurance,” that you will affirmatively state whether the certifying persons concluded that your disclosure controls and procedures were effective at the reasonable assurance level.

Response: In response to the Staff’s comment, the Registrant respectfully submits that its Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures provided reasonable assurances as to effectiveness. In addition, the Registrant confirms that in any future Item 307 disclosure containing disclaimers as to effectiveness of disclosure controls and procedures, the Registrant will state whether the certifying persons concluded that the Registrant’s disclosure controls and procedures were effective at the reasonable assurance level.

Additionally, the Registrant will furnish a “Tandy Letter” at the time of its request for acceleration of effectiveness of the Registration Statement.

Please direct any further questions or comments concerning the Registration Statement, Forms 10-K or 10-Q or this response letter to me at (415) 399-7856. Thank you for your assistance in this matter.

Sincerely,

/s/ Deborah A. Marshall
Deborah A. Marshall

DAM/ecf

cc:	David C. Nagel

Geraldine McGrath

  PalmSource, Inc.